EXHIBIT  13

New appointment of business acting spokesperson New appointment of business acting spokesperson

Date of events: 2012/09/01

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): business acting spokesperson

2.Date of occurrence of the change:2012/09/01

3.Name, title, and resume of the replaced person: Ming-Jung Wu; business acting spokesperson; vice president of marketing department.

4.Name, title, and resume of the replacement: Hong-Chan Ma; business acting spokesperson; vice president of marketing department.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): retirement

6.Reason for the change: new replacement

7.Effective date:2012/09/01

8.Contact telephone number of the replacement:02-23445392

9.Any other matters that need to be specified: None